

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2015

Via E-mail
Bruce D. Heagle
Central GoldTrust
Box 10106 Meadowlands Post Office
Ancaster, Ontario
L9K 1P3 Canada

> **Re: Central GoldTrust**
> **Amendment No. 15 to Schedule 14D-9**
> **Filed September 23, 2015**
> **File No. 005-87886**

Dear Mr. Heagle:

We have reviewed the above-referenced filing and have the following comment.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to this comment, we may have additional comments.

Press Release Dated September 23, 2015

1.   Please provide us with a reasonable factual basis for your statement that "some brokers may have misled their Unitholder clients into believing that they must choose one of the two tendering options, and could not 'do nothing' in response to Sprott's offer." We may have further comment.

Please contact me at (202) 551-3589 or Mellissa Campbell Duru, Special Counsel, at (202) 551-3757 if you have any questions regarding our comment.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        Norman F. Findlay
        Bennett Jones LLP

        Christopher J. Barry
        Dorsey & Whitney LLP